STARFIELD RESOURCES RETAINS LEADING INVESTOR RELATIONS FIRM

TORONTO, Ontario, Canada March 31, 2006 — Starfield Resources Inc. (“Starfield” or “the Company”) (TSX-V: SRU) (OTC BB: SRFDF) today announced that it has retained The Equicom Group Inc. (“Equicom”) to provide the Company with strategic investor relations and financial communications services.

Equicom provides strategic communications services to more than 80 Canadian public companies across a diverse range of industries. Starfield will pay Equicom a monthly retainer fee of $7,500 for select services. The initial contract term is for 12 months. Equicom does not have an ownership interest, directly or indirectly, in Starfield or its securities. Equicom is an employee owned firm whose principals include Barry Hildred, President and Jason Hogan, Executive Vice President.

About Starfield
Starfield is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1,202,000 acres and is 100% owned. Starfield has completed 234 diamond drill holes (over 92,000 metres) and expects to announce new resource estimates, geostatistical evaluations, and scoping study results in the first half of 2006. A developing feature of the mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project.

About Equicom
Headquartered in Toronto, with offices in Montreal and Calgary, The Equicom Group is Canada’s leading Investor Relations consulting firm. With proven expertise in developing and executing highly effective strategic communications programs, and an extensive network of investment community contacts, Equicom specializes in helping clients achieve their capital markets objectives. Equicom offers a comprehensive suite of services including: investor relations, media relations, annual report production, multimedia and web design, web casting, live event management and corporate branding. For further information, please visit www.equicomgroup.com.

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Contact

Starfield Resources Inc.	The Equicom Group Inc.
Glen J. Indra,	Michael Joyner
President & CEO	Tel: (416) 815-0700 ext.275
Tel: (604) 608-0400	Email: mjoyner@equicomgroup.com
Email: corporate@starfieldres.com